UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2009

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$
	(note 1)	(note 1)	(note 1)	(note 1)
REVENUES
Time charter revenues ($3.4 million, $10.4 million, $1.3 million and $1.3 million, respectively, from affiliates) (note 8d)	17,116	12,995	56,899	45,417
Net pool revenues from affiliates (note 8f)	4,783	34,289	30,453	79,852
Voyage charter revenues	—	—	—	851

Total revenues	21,899	47,284	87,352	126,120

OPERATING EXPENSES
Voyage expenses (note 8e and 8f)	1,288	688	2,382	1,505
Vessel operating expenses	7,677	8,669	23,977	24,067
Depreciation and amortization	6,906	7,101	21,167	20,638
General and administrative ($1.5 million, $2.6 million, $4.7 million and $6.8 million, respectively, from related parties) (note 8b and 8e)	1,814	3,423	5,239	7,805

Total operating expenses	17,685	19,881	52,765	54,015

Income from vessel operations	4,214	27,403	34,587	72,105

OTHER ITEMS
Interest expense	(1,155)	(3,750)	(5,857)	(12,710)
Interest income	12	68	60	358
Realized and unrealized (loss) gain on interest rate swap (note 6)	(4,564)	(2,060)	2,279	(2,131)
Other (expense) income	(24)	(3)	(51)	(16)

Total other items	(5,731)	(5,745)	(3,569)	(14,499)

Net (loss) income	(1,517)	21,658	31,018	57,606

Per common share amounts:
• Basic and diluted (loss) earnings (note 10)	(0.05)	0.78	1.05	2.06
• Cash dividends declared and paid	0.40	0.90	1.71	1.715

Weighted-average number of common shares outstanding
• Basic and diluted (note 10)	32,000,000	25,000,000	27,512,821	25,000,000
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30,	December 31,
	2009	2008
	$	$
	(note 1)	(note 1)
ASSETS
Current
Cash and cash equivalents	13,396	26,698
Pool receivables from affiliates, net (note 8f)	2,496	9,113
Accounts receivable	68	565
Due from affiliates (note 8c and 8e)	766	25,341
Prepaid expenses	2,456	3,097
Other current assets	544	983

Total current assets	19,726	65,797

Vessels and equipment
At cost, less accumulated depreciation of $131.0 million (2008 — $110.7 million)	511,942	522,796
Non-current amounts due from affiliates (note 8c and 8f)	2,086	2,056
Other non-current assets	2,160	2,125
Goodwill (note 1)	6,761	6,761

Total assets	542,675	599,535

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	3,044	1,741
Accrued liabilities (note 8e)	8,005	7,617
Current portion of long-term debt (note 5)	3,600	3,600
Current portion of derivative instrument (note 6)	3,870	2,716
Deferred revenue	2,849	4,706
Due to affiliates (note 8c and 8e)	1,462	2,401
Other current liabilities	277	683

Total current liabilities	23,107	23,464

Long-term debt (note 5)	302,528	417,539
Derivative instrument (note 6)	13,399	20,210
Other long-term liabilities	462	669

Total liabilities	339,496	461,882

Stockholders’ Equity
Common stock and additional paid-in capital (200 million shares of Class A and 100 million shares of Class B authorized; 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2009 and 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2008) (note 7)	246,781	181,245
Accumulated deficit	(43,602)	(43,592)

Total stockholders’ equity	203,179	137,653

Total liabilities and stockholders’ equity	542,675	599,535

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2009	2008
	$	$
	(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	31,018	57,606
Non-cash items:
Depreciation and amortization	21,167	20,638
Unrealized (gain) loss on derivative instrument	(5,657)	386
Debt issuance cost amortization and other	137	(126)
Other — net	73	(389)
Change in non-cash working capital items related to operating activities	16,411	(29,974)
Expenditures for drydocking	(7,903)	(4,391)

Net operating cash flow	55,246	43,750

FINANCING ACTIVITIES
Proceeds from long-term debt	—	121,635
Repayments of long-term debt	(2,700)	(2,700)
Prepayments of long-term debt	(20,000)	(15,000)
Proceeds from long-term debt of Dropdown Predecessor	—	44,027
Prepayment of long-term debt of Dropdown Predecessor	(13,303)	(160,445)
Prepayment of push-down debt of Dropdown Predecessor	(57,000)	—
Proceeds from issuance of Class A common stock	68,600	—
Debt issuance costs	—	(276)
Share issuance costs	(3,064)	(1,130)
Advances from (to) affiliates	7,867	(9,002)
Contribution of capital	1,411	10,055
Cash dividends paid	(45,500)	(42,875)

Net financing cash flow	(63,689)	(55,711)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(4,859)	(6,005)

Net investing cash flow	(4,859)	(6,005)

Decrease in cash and cash equivalents	(13,302)	(17,966)
Cash and cash equivalents, beginning of the period	26,698	34,839

Cash and cash equivalents, end of the period	13,396	16,873

Supplemental cash flow information (note 9)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of presentation
The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined below (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2008. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.
The Company evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were issued. The date of issuance of the financial statements was December 8, 2009.
Basis of Presentation — Dropdown Predecessor
As required by Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 805, Business Combinations, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay Corporation’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to include the results of these vessels operated during the periods under common control of Teekay Corporation.
On June 24, 2009, the Company acquired from Teekay Corporation its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax-class tanker, the Ashkini Spirit. In April 2008, the Company acquired from Teekay Corporation subsidiaries Ganges Spirit L.L.C and Narmada Spirit L.L.C, which each owns a Suezmax-class tanker, the Ganges Spirit and the Narmada Spirit, respectively. The April 2008 acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. All of these transactions were accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of income for the three and nine months ended September 30, 2009 and 2008 and cash flows for the nine months ended September 30, 2009 and 2008 reflect these three vessels and their related operations (referred to herein collectively as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.
The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s goodwill by $6.8 million and vessels and equipment by $272.7 million as of August 1, 2007; net income for the three and nine months ended September 30, 2009 by $nil and $2.2 million, respectively and net income for the three and nine months ended September 30, 2008 by $2.1 million and $6.0 million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s revenues for the three and nine months ended September 30, 2009 by $nil and $6.5 million, respectively, and for the three and nine months ended September 30, 2008 by $5.7 million and $22.2 million, respectively.
The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. During the three and nine months ended September 30, 2009, $nil and $0.8 million of interest expense and $nil and $0.5 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. During the three and nine months ended September 30, 2008, $0.9 million and $5.1 million of interest expense and $nil and $1.4 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
2.	Adoption of New Accounting Pronouncements
In January 2009, the Company adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
In January 2009, the Company adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
In January 2009, the Company adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 11 of the notes to the consolidated financial statements.
In January 2009, the Company adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing renewal or extension of assumptions used to determine the useful life of a recognized intangible asset The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.
In January 2009, the Company adopted an amendment to FASB ASC 323, Investments-Equity Method and Joint Ventures, which provides addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
In April 2009, the Company adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Note 4 of the notes to the consolidated financial statements.
In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements.
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Company adopted the ASC on July 1, 2009 and incorporated it in the Company’s notes to the consolidated financial statements.
3.	Public Offering
On June 24, 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of approximately $68.6 million. The Company used the net offering proceeds of $65.6 million to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit were used to repay a portion of the Company’s outstanding debt under its revolving credit facility. In addition, as part of the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility increased by a further $58.0 million.
4.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Fair Value Measurements (Cont’d)
Pool receivables from affiliates — The fair value of the pool receivables from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Accounts receivable — The fair value of the accounts receivable approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Due to / from affiliates — The fair value of the amounts due to and from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Accounts payable and accrued liabilities — The fair value of the accounts payable and accrued liabilities approximates their carrying amounts reported in the accompanying consolidated balance sheets.
Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.
Derivative instruments — The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.
The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy is as follows:

		September 30, 2009
	Fair Value	Carrying	Fair
	Hierarchy	Amount	Value
	Level	Asset / (Liability)	Asset / (Liability)
		$	$

Cash and cash equivalents	—	13,396	13,396
Pool receivable from affiliates	—	2,496	2,496
Accounts receivable	—	68	68
Due from affiliates	—	766	766

Accounts payable and accrued liabilities	—	(11,049)	(11,049)
Due to affiliates	—	(1,462)	(1,462)
Long-term debt	Level 1 and Level 2	(306,128)	(259,074)
Derivative instrument:
Interest rate swap agreement	Level 2	(17,269)	(17,269)
The Company has no nonfinancial assets and liabilities carried at fair value at September 30, 2009.
5.	Long-Term Debt

	September 30, 2009	December 31, 2008
	$	$

USD-denominated Revolving Credit Facility due 2017	277,328	297,328
USD-denominated Term Loan due through 2017	28,800	31,500
Long-term debt of Dropdown Predecessor (Note 1)	—	92,311

	306,128	421,139
Less current portion	3,600	3,600

Total	302,528	417,539

The Company and Teekay Corporation are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay Corporation are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
5.	Long-Term Debt (Cont’d)
As of September 30, 2009, the Tranche A Revolver provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $22.1 million commencing in 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at September 30, 2009, the weighted-average interest rate on the Revolver was 1.00%. The Tranche A Revolver is collateralized by first-priority mortgages granted on ten of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of minimum of $35.0 million and at least 5.0% of the Company’s total debt. As at September 30, 2009, the Company was in compliance with all its covenants on the Tranche A Revolver.
As at December 31, 2008, the Dropdown Predecessor had $92.3 million of long-term debt, which included $13.3 million in debt from the Tranche B Revolver and $79.0 million of debt from other corporate revolving credit facilities of Teekay Corporation.
As at September 30, 2009, the Company had one term loan outstanding in the amount of $28.8 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at September 30, 2009, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to September 30, 2009 are $0.9 million (fourth quarter of 2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012), $3.6 million (2013) and $290.8 million (thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2009 was 1.28% (December 31, 2008 — 3.66%). This rate does not reflect the effect of the interest rate swap (see Note 6).
6.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. During the three and nine months ended September 30, 2009, the Company recognized an unrealized loss of $3.3 million and an unrealized gain of $5.7 million, respectively, and realized losses of $1.3 million and $3.4 million, respectively, relating to the changes in fair value of its interest rate swap. During the three and nine months ended September 30, 2008, the Company recognized unrealized losses of $1.4 million and $0.4 million, respectively, and realized losses of $0.7 million and $1.6 million, respectively, relating to the changes in the fair value of its interest rate swap. Realized and unrealized gains/(losses) are shown together as a separate line item on the consolidated statements of income.
The following summarizes the Company’s derivative position as at September 30, 2009:

Fair Value /
			Carrying	Weighted-
			Amount	Average	Fixed
	Interest	Principal	Asset /	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(Years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(17,269)	8.0	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2009 was 0.6%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
7.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at September 30, 2009 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at September 30, 2009, the Company had 19.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of preferred stock issued and outstanding.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Capital Stock (Cont’d)
Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the board of directors declares from time to time out of funds legally available for dividends.
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation (or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.
As at September 30, 2009 and December 31, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan, a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the nine months ended September 30, 2009, 28,178 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation. During 2008, 13,253 shares of Class A common stock were granted under the plan and delivered to non-management Directors as part of the Directors’ annual compensation.
8.	Related Party Transactions
a.
On June 24, 2009, the Company acquired a double-hull Suezmax tanker, the 2003-built Ashkini Spirit from Teekay Corporation for a total cost of $57.0 million, excluding $0.7 million for working capital assumed. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares (see Note 3). No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. A contribution of capital from Teekay Corporation of $31.9 million, representing the excess of the historical book value of the vessel over the purchase price, was recorded on the date of acquisition of the vessel.

b.
During the three and nine months ended September 30, 2009, $nil and $0.5 million of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company. During the three and nine months ended September 30, 2008, $nil and $1.4 million, respectively, of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company

c.	The amounts due to and from affiliates at September 30, 2009 and 2008, are without interest or stated terms of repayment.
d.
During the three and nine months ended September 30, 2009, $3.4 million, $10.4 million, respectively, and the three and nine months ended September 30, 2008, $1.3 million and $1.3 million respectively, of revenues were earned from Teekay Corporation as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. In August 2009, the Company exercised its option to extend the time-charter contract by one year. The time-charter contract for the Nassau Spirit will now expire in August 2010

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred management fees of $1.5 million and $4.2 million for the three and nine months ended September 30, 2009, respectively and $3.2 million and $6.0 million for the three and nine months ended September 30, 2008, respectively, for commercial, strategic, technical, administrative services and performance fees. The management fee includes $0.2 million and $0.7 million for the three and nine months ended September 30, 2009, respectively, and $0.2 million and $0.6 million for the three and nine months ended September 30, 2008, respectively for commercial services, which have been recorded as voyage expenses. The remainder of these fees is included in general and administrative expenses.

The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards, under the Company’s long-term incentive plan described in Note 7) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on our management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the three and nine months ended September 30, 2009 was $0.3 million, and $0.9 million, respectively, and for the three and nine months ended September 30, 2008 was $0.5 million and $1.3 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions (Cont’d)
The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company incurred $nil, $nil, $1.7 million and $1.7 million in performance fees for the three and nine months ended September 30, 2009 and 2008, respectively, which are included in the Company’s general and administrative expenses. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and income from the Dropdown Predecessor. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves applicable for the three months ended September 30, 2009 included a $2.75 million drydocking reserve, and a $0.9 million reserve for loan principal repayment. Reserves applicable for each of the three months ended March 31, 2009 and June 30, 2009 included a $2.0 million drydocking reserve and a $0.9 million reserve for loan principal repayment.
In addition, a component of the management agreement with the Manager provides the Company with all usual and customary crew management services in respect of the Company’s vessels. For the three and nine months ended September 30, 2009, the Company incurred $4.3 million and $12.8 million for crewing and manning costs, of which $1.7 million was payable to the Manager as at September 30, 2009. For the three and nine months ended September 30, 2008, the Company incurred $4.4 million and $12.8 million for crewing and manning costs.
The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $0.8 million and $25.3 million as at September 30, 2009 and December 31, 2008, respectively, and the balance due to the Manager was $1.4 million and $2.4 million as at September 30, 2009 and December 31, 2008, respectively.
f.
Pursuant to pooling arrangements managed by Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the three and nine months ended September 30, 2009 of $0.3 million and $1.1 million, and the three and nine months ended September 30, 2008, of $0.9 million and $2.1 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues in “net pool revenues from affiliates”. For the three and nine months ended September 30, 2009, the Company’s allocation from the pools was net of $4.3 million and $12.8 million, respectively of voyage expense. For the three and nine months ended September 30, 2008, the Company’s allocation from the pools was net of $14.2 million and $32.5 million, respectively of voyage expenses. The pool receivable from affiliates as at September 30, 2009 and December 31, 2008 was $2.5 million and $9.1 million, respectively.

As of September 30, 2009 and December 31, 2008, the Company had advanced $2.2 million and $2.1 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.
g.
On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation for a total cost of $186.9 million, excluding $1.4 million for working capital assumed. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Cash was obtained by drawing funds available under the Company’s revolving credit facility. Cash payments of $115.0 million to Teekay Corporation were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor.

9.	Supplemental Cash Flow Information
Cash interest paid (including interest paid by the Dropdown Predecessor) during the three and nine months ended September 30, 2009 totaled $2.9 million and $10.0 million, respectively. Cash interest paid (including interest paid by the Dropdown Predecessor) during the three and nine months ended September 30, 2008 totaled $3.3 million and $13.0 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The net (loss) income available for common stockholders and earnings (loss) per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	$	$	$	$

Net (loss) income	(1,517)	21,658	31,018	57,606
Net income attributable to the Dropdown Predecessor	—	2,098	2,164	6,034

Net (loss) income available for common stockholders	(1,517)	19,560	28,854	51,572

Weighted-average number of common shares	32,000,000	25,000,000	27,512,821	25,000,000

Common stock and common stock equivalents	32,000,000	25,000,000	27,512,821	25,000,000

Earnings (loss) per common share:
— Basic and diluted	(0.05)	0.78	1.05	2.06
11.	Recent Accounting Pronouncements
In June 2009, FASB issued Statement of Financial Accounting Standards (SFAS) No. 167, Amendments to FASB Interpretation No. 46(R). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements. SFAS No. 167 will remain authoritative until such time that it is integrated into the Codification.
In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements. SFAS No. 166 will remain authoritative until such time that it is integrated into the Codification.
In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment will be effective for the Company on October 1, 2009. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.
In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2010. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” and with the Company’s audited consolidated financial statements contained in “Item 17 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” filed on Form 20-F for the year ended December 31, 2008.
General
We were formed by Teekay Corporation (Teekay) in October 2007 and we completed our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at November 1, 2009, we owned nine Aframax tankers and three Suezmax tankers. As of November 1, 2009, five of our Aframax tankers and one of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which three charter contracts are scheduled to expire in 2010, two in 2011, and one in 2012. One of the Aframax fixed-rate time-charter contracts which expires in 2010 is with Teekay and the fixed-rate contract for the Suezmax tanker includes a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts and expires in 2012. Our remaining four Aframax tankers and two Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of November 1, 2009, these pooling arrangements included 21 Aframax tankers and 37 Suezmax tankers, respectively. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.
Significant Developments in 2009
On June 24, 2009, we acquired a double-hull Suezmax tanker from Teekay, the 2003-built Ashkini Spirit for a total cost of $57.0 million. We financed the acquisition with a follow-on public offering of our Class A common stock which raised gross proceeds of $68.6 million.
In connection with our initial public offering in December 2007, Teekay agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, pursuant to this commitment and in June 2009, we completed the acquisition of the third Suezmax tanker, the Ashkini Spirit, as described above. Teekay has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, which are charters for shorter intervals that are priced on a current or “spot” market rate and then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.

Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. To date, we have acquired three Suezmax tankers (the Ganges Spirit, the Narmada Spirit and the Ashkini Spirit) from Teekay. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our statements of income (loss) for the three and nine months ended September 30, 2009 and 2008, reflect the financial results of the three Suezmax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008. We expect the trend of increasing crew compensation to continue during 2009, however, to a lesser extent than has been experienced in recent years. Various cost saving initiatives are planned for 2009 which are expected to help temper the impact that crew wage increases have on overall vessel operating expenses.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During 2008, three of our vessels were drydocked. During the three and nine months ended September 30, 2009, three and four vessels were drydocked, respectively. The total number of days of offhire relating to drydocking during the third quarter of 2009 was 122 days. There are no scheduled drydockings anticipated for the fourth quarter of 2009.

Results of Operations
We use a variety of financial and operational terms and concepts when analyzing our results of operations, which can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008. In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.
The following table presents our operating results for the three and nine months ended September 30, 2009 and 2008, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
(in thousands of U.S. dollars except percentages)	2009	2008	% Change	2009	2008	% Change

Revenues	21,899	47,284	(53.7)	87,352	126,120	(30.7)
Voyage expenses	1,288	688	87.2	2,382	1,505	58.3

Net voyage revenues	20,611	46,596	(55.8)	84,970	124,615	(31.8)
Vessel operating expenses	7,677	8,669	(11.4)	23,977	24,067	(0.4)
Depreciation and amortization	6,906	7,101	(2.7)	21,167	20,638	2.6
General and administrative	1,814	3,423	(47.0)	5,239	7,805	(32.9)

Income from vessel operations	4,214	27,403	(84.6)	34,587	72,105	(52.0)

Interest expense	(1,155)	(3,750)	(69.2)	(5,857)	(12,710)	(53.9)
Interest income	12	68	(82.4)	60	358	(83.2)
Realized and unrealized (loss) gain on interest rate swap	(4,564)	(2,060)	121.6	2,279	(2,131)	(207.0)
Other (expense) income — net	(24)	(3)	700.0	(51)	(16)	218.8

Net (loss) income	(1,517)	21,658	(107.0)	31,018	57,606	(46.2)

Three and Nine Months Ended September 30, 2009 versus Three and Nine Months Ended September 30, 2008
Tanker Market
Spot tanker rates declined to multi-year lows in the third quarter of 2009 due to the ongoing effects of reduced global oil demand coupled with tanker fleet growth. The tanker market was also affected in the third quarter by a reduction in global refinery throughput due to both scheduled maintenance programs and weaker refinery margins. Seasonal factors such as North Sea oil field maintenance exerted further downward pressure on crude tanker rates.
In October 2009, the International Monetary Fund (IMF) upgraded its forecast for global GDP growth in 2010 to 3.1 percent. Several agencies have upgraded their 2010 outlook for global oil demand based on a stronger recovery in the global economy than was previously expected. As of November 12, 2009, the International Energy Agency (IEA) projected global oil demand of 86.2 million barrels per day (mb/d) in 2010, a 1.3 mb/d (or 1.6 percent) increase from 2009.
The world tanker fleet grew by approximately 6.5 percent in the first three quarters of 2009 as an influx of new vessels outpaced tanker removals. In recent weeks, there has been an increase in single-hull tanker scrapping ahead of the 2010 International Maritime Organization (IMO) phase-out target with seven Very Large Crude Carriers (VLCCs) sold for scrap since August 2009. An increase in tanker scrapping combined with the potential for order cancellations as a result of tighter credit markets and construction delays at newly established shipyards could help dampen tanker fleet growth in the coming months.
Fleet and TCE Rates
As at September 30, 2009, we owned nine Aframax-class and three Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Suezmax tanker acquired in June 2009 have been included, for accounting purposes, in our results as if the vessel was acquired on August 1, 2007, when it was acquired and began operations as a conventional tanker for Teekay. Please read Note 1 to our consolidated financial statements included in Item 1 of this report.
The following table outlines the average TCE rates earned by vessels for the three and nine months ended September 30, 2009 and 2008:

	Three Months Ended			Three Months Ended
	September 30, 2009			September 30, 2008
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues(1)	Days	Day(1)	Revenues(2)	Days	Day(2)
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$2,926	258	$11,334	$23,318	492	$47,425
Voyage-charter contracts — Suezmax	2,860	183	15,631	11,606	184	63,078
Time-charter contracts — Aframax	13,753	444	30,968	10,389	323	32,201
Time-charter contracts — Suezmax	2,869	92	31,182	2,824	92	30,744

Total	$22,408	977	$22,930	$48,137	1,091	$44,122

(1)	Excludes a total of $1.8 million in management fees and commissions payable by us to Teekay for participating in pool arrangements managed by subsidiaries of Teekay and offhire bunker fuel expense.

(2)	Excludes a total of $1.5 million in management fees and commissions payable by us to Teekay for participating in pool arrangements managed by subsidiaries of Teekay and offhire bunker fuel expense.

	Nine Months Ended			Nine Months Ended
	September 30, 2009			September 30, 2008
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues(1)	Days	Day(1)	Revenues(2)	Days	Day(2)
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$15,992	878	$18,227	$51,586	1,203	$42,894
Voyage-charter contracts — Suezmax	16,025	545	29,406	31,214	510	61,249
Time-charter contracts — Aframax	44,048	1,399	31,477	35,993	1,132	31,797
Time-charter contracts — Suezmax(3)	12,164	273	44,558	9,503	274	34,800

Total	$88,229	3,095	$28,510	$128,296	3,118	$41,147

(1)	Excludes a total of $3.3 million in management fees and commissions payable by us to Teekay for participating in pool arrangements managed by subsidiaries of Teekay and offhire bunker fuel expense.

(2)	Excludes a total of $3.7 million in management fees and commissions payable by us to Teekay for participating in pool arrangements managed by subsidiaries of Teekay and offhire bunker fuel expense.

(3)
The profit share amount relating to the Ganges Spirit is determined on an annual basis in the second quarter of each year for the period from June 1 to May 31. We recognized $3.7 million and $1.0 million for the nine months ended September 30, 2009 and 2008, respectively. The TCE rates per day for the Suezmax time-charter fleet for the nine months ended September 30, 2009 and 2008 were $29,987 and $31,226, respectively, excluding the profit share amount recognized in the second quarter. The TCE rate per day for the total fleet for the nine months ended September 30, 2009 and 2008 were $27,327 and $40,841, respectively, excluding the profit share amount recognized in the second quarter.

Net Voyage Revenues. Net voyage revenues decreased to $20.6 million and $85.0 million for the three and nine months ended September 30, 2009, respectively, compared to $46.6 million and $124.6 million for three and nine months ended September 30, 2008, respectively, primarily due to:
•
a decrease of $26.8 million and $46.3 million, respectively, as a result of the decrease in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;

•
a decrease of $2.3 million due to 74 offhire days and $2.7 million due to 87 offhire days relating to drydocking of the Kyeema Spirit during the three and nine months ended September 30, 2009, respectively.

•	a decrease of $0.6 million due to 20 offhire days relating to the drydocking of the Kareela Spirit during the three and nine months ended September 30, 2009; and
•	a decrease of $0.3 million due to 28 offhire days relating to the drydocking of the Kanata Spirit during the three and nine months ended September 30, 2009;
partially offset by
•
an increase of $3.7 million and $8.4 million for the three and nine months ended September 30, 2009, respectively, due to the increased number of days our Aframax vessels earned revenue on time-charter contracts;

•
an increase of nil and $1.0 million for the three and nine months ended September 30, 2009, respectively, due to the offhire days relating to the drydocking of the Ashkini Spirit completed during the first quarter of 2008; and

•	an increase of $nil and $2.7 million for the three and nine months ended September 30, 2009, respectively, relating to the profit-sharing amount earned by the Ganges Spirit.
Vessel Operating Expenses. Vessel operating expenses decreased to $7.7 million for the three months ended September 30, 2009 from $8.7 million for the same period in 2008 primarily due to lower crewing and manning costs. Vessel operating expenses of $24.0 million for the nine months ended September 30, 2009 were consistent with operating expenses of $24.1 million for the nine months ended September 30, 2008.
Depreciation and Amortization. Depreciation and amortization decreased to $6.9 million for the three months ended September 30, 2009 from $7.1 million for same period in 2008 primarily due to a decrease in the amortization of drydock expenditures as three vessels were drydocked during the quarter compared to one vessel in the same quarter in the prior year. The three vessels in drydock in the third quarter of 2009 had no remaining amounts to be amortized beyond the third quarter of 2009. Depreciation and amortization increased to $21.2 million for the nine months ended September 30, 2009, compared to $20.6 million for the same periods in 2008, primarily due to the amortization of drydocking expenses for drydockings that occurred in the latter half of 2008.
General and Administrative Expenses. General and administrative expenses decreased to $1.8 million and $5.2 million for the three and nine months ended September 30, 2009, respectively, compared to $3.4 million and $7.8 million for same period in 2008, respectively, primarily due to:
•	a decrease of $1.6 million and $1.8 million relating to lower management fees as no performance fees were recognized for the three and nine months ended September 30, 2009;
•	a decrease of $0.4 million in corporate expenses for the nine months ended September 30, 2009;
partially offset by
•	an increase of $0.3 million in corporate expenses for the three months ended September 30, 2009.
Interest Expense. Interest expense was $1.2 million and $5.9 million for the three and nine months ended September 30, 2009, respectively, and $3.8 million and $12.7 million for the same periods in 2008, respectively. The decrease in interest expense was primarily due to a decrease in interest rates on the outstanding loan balances. In addition, loan payments of $0.9 million per quarter were made and loan prepayments of $nil and $20.0 million were made on our revolving credit facility during the three and nine months ended September 30, 2009, respectively.
Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in an unrealized loss of $3.3 million and an unrealized gain of $5.7 million for the three and nine months ended September 30, 2009 compared to unrealized losses of $1.4 million and $0.4 million for the three and nine months ended September 30, 2008, respectively. We recorded realized losses on the interest rate swap of $1.3 million and $3.4 million for the three and nine months ended September 30, 2009 compared to $0.7 million and $1.6 million for the same periods in 2008, respectively.
Net (Loss) Income. As a result of the foregoing factors, net (loss) income was ($1.5) million and $31.0 million for the three and nine months ended September 30, 2009, respectively, and $21.7 million and $57.6 million for the three and nine months ended September 30, 2008, respectively.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at September 30, 2009, our total cash and cash equivalents was $13.4 million. Our total liquidity (including cash, cash equivalents, and undrawn credit facilities), was $137.1 million as at September 30, 2009, which decreased from $141.3 million as at June 30, 2009. The change in liquidity was primarily the result of lower operating cash flow resulting from lower spot TCE rates. We believe that our working capital is sufficient for our present requirements.
Our spot market operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may have to purchase additional vessels from Teekay or third parties. On June 24, 2009, we completed a follow-on public offering of 7.0 million shares of our Class A common stock at $9.80 per share, the net proceeds of which we used to purchase the Ashkini Spirit from Teekay and to repay a portion of our outstanding debt under our revolving credit facility.
As at September 30, 2009, our revolving credit facility provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The amount available under this revolving credit facility decreases by $22.1 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of September 30, 2009, the balance of this term loan was $28.8 million. The loan requires $0.9 million in quarterly principal payments.
As of November 1, 2009, our vessel financings were collateralized by all of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. The term loan requires that certain of our subsidiaries maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at September 30, 2009, we were in compliance with all of our covenants under our credit facilities.
If we breach covenants or restrictions in our financing agreements, we may be prohibited from paying dividends on our common stock and, subject to any applicable cure periods, our lenders may be entitled to:
•	declare our obligations under the agreements immediately due and payable and terminate any further loan commitments; and
•	foreclose on any of our vessels or other assets securing the related loans.
In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2009	2008
	(in thousands)	(in thousands)
Net cash flow from operating activities	$55,246	$43,750
Net cash flow used in financing activities	(63,689)	(55,711)
Net cash flow used in investing activities	(4,859)	(6,005)

Operating Cash Flows
Net cash flow from operating activities increased to $55.2 million for the nine months ended September 30, 2009, from $43.8 million for the nine months ended September 30, 2008, primarily due to an increase in the change in non-cash working capital items, partially offset by a decrease in average TCE rate per day earned by our spot vessels. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. Three vessels and four vessels completed their scheduled drydockings during the nine months ended September 30, 2009 and 2008, respectively.
Financing Cash Flows
Net cash outflow used in financing activities increased to $63.9 million for the nine months ended September 30, 2009 from $55.7 million for the nine months ended September 30, 2008, primarily due to the net proceeds of $65.6 million from our follow-on offering of 7.0 million shares of Class A common stock during the second quarter of 2009 partially offset by the purchase of the Ashkini Spirit for $57.0 million, an additional $5.0 million we repaid on the principal of the loan outstanding compared to the same period in 2008 and the net increase of $2.6 million in total cash dividends paid for the nine months ended September 30, 2009 compared to the same period in 2008.
For the nine months ended September 30, 2009 and 2008, $20.0 million and $15.0 million in loan principal prepayments were made, respectively. During the nine months ended September 30, 2009 and 2008, we also repaid $2.7 million of scheduled quarterly principal payments of our term loan.
On August 31, 2009, we paid a cash dividend of $0.40 per share of common stock for the quarter ended June 30, 2009. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
Investing Cash Flows
During the nine months ended September 30, 2009 and 2008 we incurred $4.9 million and $6.0 million, respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2009:

		Remainder	2010	2012
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	306.1	0.9	7.2	7.2	290.8
Technical vessel management and administrative fees	49.9	0.9	7.5	7.5	33.9

Total	356.0	1.8	14.7	14.7	324.7

(1)
Excludes expected interest payments of $5.7 million (2009), $11.0 million (2010 and 2011), $10.4 million (2012 and 2013) and $14.5 million (beyond 2013). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR rate of 0.29% plus a margin of 0.6% at September 30, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of an interest rate swap that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2008.
As of September 30, 2009, the Company had one reporting unit with goodwill attributable to it. As of the date of this filing, the Company does not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such the Company cannot provide any assurances that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond the Company’s control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended September 30, 2009 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	the future valuation of goodwill;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in the demand for oil transportation services; changes in our costs, such as the cost of crews, greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange, interest and tanker spot market rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2008. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2009
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at September 30, 2009, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2009, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.
Expected Maturity Date

								Fair Value
	Remainder							Asset /
	of 2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	277.3	277.3	(233.2)	1.3%
Fixed Rate	0.9	3.6	3.6	3.6	3.6	13.5	28.8	(25.8)	4.1%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(17.3)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at September 30, 2009, we had not entered into any freight forward agreements.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2009
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, which could materially affect our business, financial condition or results of operations. The following risk factors have been updated and should be read in conjunction with the risk factors disclosed in our 2008 Annual Report on Form 20-F.
Tax Risks
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in making this determination, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, we believe that the nature of our chartering activities, as well as our charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If we were to be treated as a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Part II, “Item 5. Material U.S. Federal Income Tax Consideration —United States Federal Income Taxation of U.S. Holders —Consequences of Possible PFIC Classification” in this Report on Form 6-K.
Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Submission of Matters to a Vote of Security Holders
None

Item 5 — Other Information
Material U.S. Federal Income Tax Considerations
The following discussion updates our disclosure contained in our Annual Report on Form 20-F as it pertains to the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.
United States Federal Income Taxation of U.S. Holders
The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular stockholders in light of their individual circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common stock, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common stock, you should consult your tax advisor.
This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common stock. This summary is written for stockholders that hold their common stock as a “capital asset” under the Code. Each stockholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common stock.
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in making this determination, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, we believe that the nature of our and our subsidiaries’ chartering activities, as well as our and our subsidiaries’ charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.
Current law provides that dividends received by a U.S. Individual Holder from a qualified foreign corporation are subject to U.S. federal income tax at preferential rates through 2010. However, if we are classified as a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, we would not be considered a qualified foreign corporation, and a U.S. Individual Holder receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.
Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner.
A U.S. Holder’s QEF election will not be effective unless we agree to annually provide the holder with certain information concerning the Company’s income and gain, calculated in accordance with the Code to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF election at this time, notwithstanding the present uncertainty regarding whether we are a PFIC. If we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These rules generally would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Consequences of Possible Controlled Foreign Corporation Classification
If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). A United States Stockholder of a CFC is treated as receiving current distributions of such stockholder’s share of certain income of the CFC without regard to any actual distributions and is subject to other burdensome U.S. federal income tax and administrative requirements, but generally is not also subject to the requirements generally applicable to owners of a PFIC, provided that an applicable PFIC purging election is made by such United States Stockholder. In addition, a person who is or has been a United States Stockholder of a CFC may recognize ordinary income on the disposition of shares of the CFC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC or CFC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the holder is present in the United States for 183 days or more during the taxable year in which those shares are disposed and meets certain other requirements.
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable. Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.
Regulations
The following discussion updates relevant disclosure in our Report on Form 20-F for the year ended December 31, 2008, as it pertains to certain United States environmental regulations and other environmental initiatives.
Environmental Regulations – The United States Regulations.
Effective as of July 31, 2009, the limit under the Oil Pollution Act of 1990 for double-hulled tank vessels was increased from the greater of $1,900 per gross tonne or $16.0 million per double hulled tanker per incident to $2,000 per gross tonne or $17.1 million per double hulled tanker per incident, subject to possible further adjustment for inflation.
Environmental Regulation – Other Environmental Initiatives.
•
The liability limits in countries that have ratified the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, are currently approximately $7.2 million (increased from $6.7 million) plus approximately $1,005 (increased from $930) per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $143 million (increased from $133 million) per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies.

•
The EU Directive 33/2005 (the “Directive”) comes into force from January 1st, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (LSMGO).

Certain modifications are necessary in order to optimize the operation of LSMGO equipment originally designed to operate on Heavy Fuel Oil (HFO). The cost of such modifications will increase the CAPEX of the vessel. Furthermore, operating costs will increase as LSMGO is more expensive than HFO that is currently in use.

Given that some equipment modification kits were not yet available until recently, several industry associations and groups have appealed to the EU on the need for a grace period before the new regulations are enforced.

Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2009	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)